November 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael Purcell

Mr. Kevin Dougherty

Mr. John Coleman

Ms. Joanna Lam

Mr. Craig Arakawa

Re:	Brazil Potash Corp.

Registration Statement on Form F-1

Filed August 20, 2024, as amended

File No. 333-281663

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Brazil Potash Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Standard Time on November 26, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Global Investment Banking

Banco Bradesco BBI S.A.

By:	/s/ Camila Machado Grimaldi
Name: Camila Machado Grimaldi
Title: Director

For themselves and as Representatives of the other Underwriters to be named in Schedule A to the Underwriting Agreement between the Company and the Underwriters named therein.

[Signature Page to Underwriters’ Acceleration Request Letter]